 Filed by CMC Materials, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CMC Materials, Inc.
Commission File No.: 000-30205
Date: December 21, 2021

This filing relates to the proposed merger of CMC Materials, Inc., a Delaware Corporation (“CMC”), with Yosemite Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Entegris, Inc., a Delaware corporation (“Entegris”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 14, 2021, by and among CMC, Entegris and Merger Sub.

The following FAQs were made available by CMC to CMC employees on December 21, 2021 in connection with the proposed merger:

CMC Materials Employee
12/15 All Employee Meeting Questions: Equity Award Conversion

1.  I have CMC Materials stock options.  What will happen to those stock options in the transaction?

Prior to the closing of the transaction, there will be no changes to the terms and conditions (including with respect to vesting and exercisability) of your CMC Materials stock options.  At the closing, each of your outstanding CMC Materials stock options will fully vest and be assumed and converted into an option to acquire Entegris common stock with the same terms and conditions as the original CMC Materials stock option.

The number of Entegris stock options you will receive at the closing will be equal to (i) the number of shares of CMC Materials common stock subject to your stock option immediately prior to the closing multiplied by (ii) the equity award exchange ratio, rounded down to the nearest whole number of shares of Entegris common stock.

Your converted Entegris stock options will have an exercise price per share of Entegris common stock equal to the quotient (rounded up the nearest whole cent) of (i) the exercise price per share of CMC Materials common stock subject to your CMC Materials stock option immediately prior to the closing divided by (ii) the equity award exchange ratio.

The “equity award exchange ratio” means the sum of (i) the exchange ratio of 0.4506 shares of Entegris common stock and (ii) the quotient of (x) the cash consideration of $133 per share of CMC Materials common stock divided by (y) the volume weighted average price per share (calculated to the nearest one-hundredth of a cent) of Entegris common stock on the NASDAQ for the consecutive period of 10 trading days beginning on the twelfth trading day immediately preceding the closing date and concluding at the close of trading on the second trading day immediately preceding the closing date.

Because the equity award exchange ratio cannot be determined until the closing of the transaction, it is not possible at this time to determine how many Entegris stock options (or the applicable exercise prices) you may receive at closing.

Illustrative Example – Stock Options

The following example is for illustrative purposes only and based on a number of assumptions that may or may not actually occur or be accurate on the relevant date, and does not reflect any tax or other required withholdings that may become due.  As a result, this example and the numbers and assumptions used within should not be relied upon for any purpose and CMC Materials and Entegris make no representation or warranty as to the accuracy.  In the event of any conflict between this summary (including this example) and the underlying documents, the underlying documents will govern.

Immediately prior to the closing of the transaction, Employee holds unvested stock options to purchase 100 shares of CMC Materials common stock at an exercise price of $150.00 per share.  At the closing, the Entegris volume weighted average price per share calculated in accordance with the merger agreement is equal to $140.00.  The equity award exchange ratio is therefore calculated as follows:

Employee’s 100 CMC Materials stock options will fully vest at the closing of the transaction and be converted into Entegris stock options to purchase a number of shares of Entegris common stock as follows:

The exercise price of the converted Entegris stock options will be as follows:

2.  I have CMC Materials restricted stock units.  What will happen to those restricted stock units in the transaction?

Prior to the closing of the transaction, there will be no changes to the terms and conditions (including with respect to vesting) of your CMC Materials restricted stock units (“RSUs”).

At the closing, each of your outstanding and unexercised CMC Materials RSUs granted prior to December 15, 2021 will fully vest and be converted into the right to receive the merger consideration with respect to each share of CMC Materials common stock underlying your CMC Materials RSUs.  The “merger consideration” is equal to the sum of (i) 0.4506 shares of Entegris common stock and (ii) the cash consideration of $133 per share of CMC Materials common stock (with cash in lieu of any fractional shares of Entegris common stock).

Each of your outstanding CMC Materials RSUs granted on or after December 15, 2021 will be assumed and converted into an RSU with respect to Entegris common stock with the same terms and conditions as the original CMC Materials RSU.  The number of Entegris RSUs you will receive at closing will be equal to (i) the number of shares of CMC Materials common stock subject to your CMC Materials RSU immediately prior to the closing multiplied by (ii) the equity award exchange ratio, rounded to the nearest whole number of shares of Entegris common stock, and any accrued but unpaid dividend equivalents will be assumed and become an obligation in connection with the applicable Entegris RSUs.  See the immediately preceding question entitled “I have CMC Materials stock options.  What will happen to those stock options in the transaction?” for a description of the equity award exchange ratio.

If, within 24 months after the closing date of the transaction, (i) your employment is terminated by Entegris without “cause” or, (ii) if you are party to a Change in Control Severance Protection Agreement (a “CIC Agreement”), you terminate your employment for “good reason”, your unvested and converted Entegris RSUs will vest in full.  For this purpose, “cause” has the meaning set forth in the CMC Materials 2021 Omnibus Incentive Plan, other than if you are party to a CIC Agreement, in which case “cause” and “good reason” have the meanings used in such Agreement.

Because the equity award exchange ratio cannot be determined until the closing of the transaction, it is not possible at this time to determine how many Entegris RSUs you may receive at the closing.

Illustrative Example – RSUs

The following example is for illustrative purposes only and based on a number of assumptions that may or may not actually occur or be accurate on the relevant date, and does not reflect any tax or other required withholdings that may become due.  As a result, this example and the numbers and assumptions used within should not be relied upon for any purpose and CMC Materials and Entegris make no representation or warranty as to the accuracy.  In the event of any conflict between this summary (including this example) and the underlying documents, the underlying documents will govern.

Immediately prior to the closing of the transaction, Employee holds unvested CMC Materials RSUs with respect to 100 shares of CMC Materials common stock.  Half of those CMC Materials RSUs were granted prior to December 15, 2021, and half were granted after December 15, 2021.

Employee’s 50 CMC Materials RSUs granted prior to December 15, 2021 will receive the following merger consideration:

At the closing, the Entegris volume weighted average price per share calculated in accordance with the merger agreement is equal to $140.00.  The equity award exchange ratio is therefore calculated as follows:

Employee’s 50 CMC Materials RSUs granted after December 15, 2021 will be converted into Entegris RSUs with respect to a number of shares of Entegris common stock as follows:

3.  I have CMC Materials restricted stock awards.  What will happen to those restricted stock awards in the transaction?

Prior to the closing of the transaction, there will be no changes to the terms and conditions (including with respect to vesting) of your CMC Materials restricted stock awards (“RSAs”).

At the closing, each of your outstanding RSAs will fully vest and be converted into the right to receive the merger consideration with respect to your CMC Materials RSAs.  See the example above with respect to CMC Materials RSUs granted prior to December 15, 2021 for a description of the merger consideration that will be received in respect of your CMC Materials RSAs.

4.  I have CMC Materials performance share units.  What will happen to those performance share units in the transaction?

Prior to the closing of the transaction, there will be no changes to the terms and conditions (including with respect to vesting) of your CMC Materials performance share units (“PSUs”).

At the closing, consistent with the terms of the award agreement governing the CMC Materials PSUs, each of your outstanding PSUs will be deemed earned at target level and be converted into a time vesting RSU in respect of Entegris common stock.  See the example above with respect to CMC Materials RSUs granted after December 15, 2021 for a description of the adjustment of your CMC Materials PSUs upon the closing.

Consistent with the terms of the award agreement governing the CMC Materials PSUs, if, within 12 months after the closing date of the transaction, your employment is terminated by Entegris without “cause” or you terminate your employment for “good reason” (each as defined in your CIC Agreement), your unvested and converted Entegris RSUs will vest in full.

As is always the case, CMC Materials and Entegris reserve the right to amend or terminate any compensation or benefit plans in accordance with their terms and applicable law, and any summary of any such plan or the merger agreement is qualified in its entirety by the terms of the underlying document.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris, Inc. (“Entegris”) and CMC Materials, Inc. (“CMC”). In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of CMC and that also constitutes a prospectus of Entegris. Each of Entegris and CMC may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that Entegris or CMC may file with the SEC.  Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of CMC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and CMC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at +1 978-436-6500. Copies of the documents filed with the SEC by CMC will be available free of charge on CMC’s website at www.cmcmaterials.com/investors or by contacting CMC’s Investor Relations Department by email at investors@cmcmaterials.com by phone at +1 630-499-2600.

Participants in the Solicitation

Entegris, CMC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 17, 2021, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021. Information about the directors and executive officers of CMC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on January 19, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the proxy statement/prospectus carefully when these become available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or CMC using the sources indicated above.

Cautionary Note on Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements, including statements relating to anticipated results of operations, business strategies of Entegris, CMC and the combined company, anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on Entegris’ and CMC’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of CMC’s and Entegris’ operations or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and CMC’s control, and could cause actual results to differ materially from those indicated in such forward-looking statements. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and CMC’s products and solutions; (ii) the parties’ ability to meet rapid demand shifts; (iii) the parties’ ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) Entegris’ and CMC’s ability to protect and enforce intellectual property rights; (v) operational, political and legal risks of Entegris’ and CMC’s international operations; (vi) the increasing complexity of certain manufacturing processes; (vii) raw material shortages, supply and labor constraints and price increases; (viii) changes in government regulations of the countries in which Entegris and CMC operate; (ix) the fluctuation of currency exchange rates; (x) fluctuations in the market price of Entegris’ stock; (xi) the level of, and obligations associated with, Entegris’ and CMC’s indebtedness; (xii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and (xiii) other risk factors and additional information.  In addition, risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with CMC’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a regulatory consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the outcome of any legal proceedings related to the merger, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For a more detailed discussion of such risks and other factors, see Entegris’ and CMC’s filings with the SEC, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and in other periodic filings, available on the SEC website or www.entegris.com or www.cmcmaterials.com. Entegris and CMC assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.